UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 5, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neiman Marcus Group LTD LLC

File No. 333-133184-12 - CF#32511

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Neiman Marcus Group LTD LLC submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 20, 2009.

Based on representations by Neiman Marcus Group LTD LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30	through	July 1, 2020
Exhibit 10.31	through	July 1, 2020
Exhibit 10.46	through	July 1, 2020
Exhibit 10.47	through	July 1, 2020
Exhibit 10.48	through	July 1, 2020
Exhibit 10.49	through	July 1, 2020
Exhibit 10.51	through	July 1, 2020
Exhibit 10.52	through	July 1, 2020
Exhibit 10.53	through	July 1, 2020
Exhibit 10.54	through	July 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary